                                    FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                   For the period 17 June 2002 to 2 July 2002

                   TELECOM CORPORATION OF NEW ZEALAND LIMITED


         ---------------------------------------------------------------
                 (Translation of registrant's name into English)



                      Telecom @ Jervois Quay, North Tower,
                  68-86 Jervois Quay, Wellington, New Zealand


         ---------------------------------------------------------------
                    (Address of principal executive offices)


              The registrant will file annual reports on Form 20-F


                                (File No.1-10798)

                     --------------------------------------



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                                    CONTENTS

This report on Form 6-K contains the following:

1.       Miscellaneous Press Releases

1.1      Revised Moody's Rating Will Not Significantly Affect
         Telecom - 17 June 2002
1.2      Telecom Welcomes Commission's Decision - 20 June 2002

2.       Allotment of Securities

2.1      Notification of Allotment of  Securities - 18 June 2002
2.2      Notification of Allotment of  Securities - 21 June 2002


                      -------------------------------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                     TELECOM CORPORATION OF NEW ZEALAND LIMITED


                                By: /s/ Linda Cox
                                   ---------------------------------------
                                   Linda Marie Cox
                                   Company Secretary

                                Dated:  2 July 2002

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17 June 2002                                          [TELECOM NEW ZEALAND LOGO]

                                  MEDIA RELEASE

          REVISED MOODY'S RATING WILL NOT SIGNIFICANTLY AFFECT TELECOM

Telecom said today a downgrade by credit rating agency Moody's Investors Service will have no material impact on the company's ability to raise capital in international debt markets.

Moody's has assigned a long-term rating for senior unsecured debt of A2 with a negative outlook. This action has brought Moody's into line with the A ratings assigned by both Standard and Poor's and Fitch Ratings, although both of those agencies had a more positive `stable' outlook.

Chief Financial Officer Marko Bogoievski said Telecom was disappointed that Moody's had assigned a rating with a negative outlook, as the Group is confident of improving cash flow and credit fundamentals in the future.

"Our drive for better performance, particularly in Australia, is producing significantly improved results. The Group's EBITDA for the quarter ended 31 March 2002 was NZ$573 million, up 7.3% on the corresponding period in 2001. Capital expenditure is also being kept under a tight rein," he said.

Telecom's short-term debt rating of P-1 was confirmed by Moody's in February
2002.

For more information, please contact:

Andrew Bristol
Telecom Media Relations Executive
Phone 04 498 5594
Mobile 027 244 4932

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20 June 2002                                          [TELECOM NEW ZEALAND LOGO]

                                  MEDIA RELEASE

                                TELECOM WELCOMES
                              COMMISSION'S DECISION

Telecom has welcomed the Commerce Commission's decision to investigate interconnection issues between Telecom and TelstraClear and to separate these from issues on wholesaling of services between Telecom and TelstraClear.

General Manager Government and Industry Relations, Bruce Parkes, said wholesaling issues were complex and they warranted more work before the Commission made any decision on TelstraClear's application for wholesaling determination.

Telecom and TelstraClear applied to the Commission in May and the Commission announced yesterday that it would proceed with the investigation of interconnection. The Commission is yet to decide whether to investigate TelstraClear's application for wholesale services.

"We look forward to determination on interconnection matters and the additional certainty this will bring over the long term," Mr Parkes said. "It's pleasing to see the Commission has separated this wholesaling issue from interconnection.

"On wholesaling, our preference is for Telecom and TelstraClear to continue negotiations towards a commercial agreement on outstanding matters between us. We don't think commercial negotiation has been given a reasonable chance."

Further information, contact:
Martin Freeth
Telecom New Zealand
Tel 04 498 9361
Mob 027 242 0174

                                        4

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                                                      [TELECOM NEW ZEALAND LOGO]

Linda Cox
Company Secretary

Telecom Networks House, 68 Jervois Quay, P O Box 570, Wellington, New Zealand Telephone (04) 498 9059 . Fax: (64 4) 498 9176
Mobile 027 4475 537
e-mail  linda.cox@telecom.co.nz


18 June 2002



Market Information Services Section                Company Announcement Platform
New Zealand Stock Exchange                             Australian Stock Exchange
PO Box 2959                                            20 Bridge Street
Wellington                                                       Sydney

NOTIFICATION OF ALLOTMENT OF SECURITIES

For the purposes of Listing Rule 7.12.1 of the New Zealand Stock Exchange Listing Rules, Telecom Corporation of New Zealand Limited advises the following securities have been issued pursuant to Telecom's Executive Share Option Scheme:

a) Class of Security                             Ordinary Shares

   ISIN                                          NZTELE0001S4
b) Number Issued                                 25,658
c) Issue Price                                   Nil
d) Payment Terms                                 Nil cash consideration
e) Amount paid up                                In full
f) Percentage of total class issued              0.0014 %
g) Reason for issue                              Australian Executive Option Scheme
h) Authority for issue                           Australian Executive Option Scheme
i) Terms of issue                                The shares rank pari passu with the existing ordinary
                                                 shares
j) Number of securities in existence after the   1,869,665,114
issue
L) Date of Issue                                 14 May 2002

Please note the further notice of allotment that was given on 14 June 2002.

Yours faithfully


/s/ Linda Cox

Linda Cox
Company Secretary

                                                      [TELECOM NEW ZEALAND LOGO]

Linda Cox
Company Secretary

Telecom Networks House, 68 Jervois Quay, P O Box 570, Wellington, New Zealand Telephone (04) 498 9059 . Fax: (64 4) 498 9176
Mobile 027 4475 537
e-mail  linda.cox@telecom.co.nz


21 June 2002



Market Information Services Section
New Zealand Stock Exchange
PO Box 2959
Wellington

NOTIFICATION OF ALLOTMENT OF SECURITIES

For the purposes of Listing Rule 7.12.1 of the New Zealand Stock Exchange Listing Rules, Telecom Corporation of New Zealand Limited advises the following securities have been issued pursuant to Telecom's Dividend Reinvestment Plan:

a) Class of Security                             Ordinary Shares
   ISIN                                          NZTELE0001S4
b) Number Issued                                 363,797
c) Issue Price                                   $4.9965
d) Payment Terms                                 Cash
e) Amount paid up                                In full
f) Percentage of total class issued              0.02%
g) Reason for issue                              Dividend Reinvestment Plan
h) Authority for issue                           Dividend Reinvestment Plan
i) Terms of issue                                The shares rank pari passu with the existing ordinary
                                                 shares
j) Number of securities in existence after the   1,873,817,760
issue
L) Date of Issue                                 21 June 2002

Yours faithfully


/s/ Linda Cox

Linda Cox
Company Secretary

                                        6